

Mail Stop 3561

December 23, 2015

<u>Via E-mail</u>
Mr. Feize Zhang
Chief Executive Officer
China Shouguan Mining Corp.
6009 Yitian Road
New World Center Rm. 3207
Futian District, Shenzhen
People's Republic of China

     **Re:    China Shouguan Mining Corp.**
           **Form 10-K for the Year Ended December 31, 2014**
           **Filed April 14, 2015**
           **File No. 000-54432**

Dear Mr. Zhang:

We issued comments to you on the above captioned filing on November 5, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 7, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

           Sincerely,
           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel, and
           Mining